UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FORTINET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34511	77-0560389
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

899 Kifer Road, Sunnyvale, California	94086
(Address of Principal Executive Offices)	(Zip Code)

John Whittle

(408) 235-7700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2015 to December 31, 2015

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Fortinet, Inc. (“Fortinet”) for the reporting period January 1, 2015 to December 31, 2015 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Fortinet’s website at investor.fortinet.com/sec.cfm.

Item 1.02. Exhibit.

Fortinet has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Fortinet, Inc. Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORTINET, INC.

Dated: May 27, 2016	By:	/s/ John Whittle
	Name:	John Whittle
	Title:	Vice President of Corporate Development and Strategic Alliances, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Document

1.01	Fortinet, Inc. Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.